Via Facsimile and U.S. Mail
Mail Stop 6010

February 28, 2007

Mr. John D. Vollaro
Chief Financial Officer and Treasurer
Arch Capital Group Ltd.
Wessex House, 4th Floor
45 Reid Street
Hamilton HM 12 Bermuda

Re: **Arch Capital Group Ltd.**
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 001-16209

Dear Mr. Vollaro,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant